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Co-founder, Seven Stills of SF

San Francisco Bay Area

Connect ···

Seven Stills of SF

University of California, Berkeley

See contact info

281 connections

Experience

Founder & Distiller
Seven Stills of SF
Jan 2013 – Present • 5 yrs 7 mos
San Francisco

Media (1)

Seven Stills of SF

Design Engineer
Rutherford & Chekene
Feb 2012 – Aug 2013 • 1 yr 7 mos
San Francisco Bay Area

MileStone Metals Inc

Intern
MileStone Metals Inc
Jun 2011 – Sep 2011 • 4 mos

Delta Source

Cofounder
Delta Source
2009 – 2009 • less than a year

Education

University of California,

University of California, Berkeley
B.S., Civil and Environmental Engineering
2009 – 2011





Berkeley

Activities and Societies: American Society of Civil Engineers (ASCE) Chi Epsilon (Civil Engineering Honors Society)

University of California, Santa Cruz

University of California, Santa Cruz
B.A, Business Management Economics
2006 – 2009

Reached the semi finals of the UC Santa Cruz business competition. This included devising a business plan for an open source software consulting firm, market analysis, management plan and estimating sales. This B.A. established a well rounded business sense.

Skills & Endorsements

Microsoft Office · 4
Dominic Anthony Lombardi and 3 connections have given endorsements for this skill

AutoCAD · 4
Dominic Anthony Lombardi and 3 connections have given endorsements for this skill

SAP2000 · 3
Dominic Anthony Lombardi and 2 connections have given endorsements for this skill

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